Exhibit 12.01

eBay Inc.

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In millions, except ratio data)
Income from Continuing Operations Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$3,397	$2,344	$2,561	$2,539	$2,400
Add: Fixed charges(1)	52	86	123	148	170

Earnings(2)	$3,449	$2,430	$2,684	$2,687	$2,570

Fixed Charges(1)	$52	$86	$123	$148	$170

Ratio of Earnings to Fixed Charges	66.4x	28.3x	21.8x	18.2x	15.1x

(1)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.
(2)	Earnings consist of income from continuing operations before income taxes, noncontrolling interest and equity in gains or losses of equity method investees plus Fixed Charges.